

March 27, 2015

<u>Via E-mail</u>
Elizabeth Giddens
Senior Vice President, Deputy General Counsel & Secretary
Nationstar Mortgage Holdings Inc.
8950 Cypress Waters Blvd.
Coppell, Texas 75019

> **Re:** **Nationstar Mortgage Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed March 2, 2015**
> **File No. 333-202397**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-35449**

Dear Ms. Giddens:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

<u>Registration Statement on Form S-3 filed March 2, 2015</u>

<u>General</u>

1. At this time, a review is open for your Annual Report on Form 10-K for the fiscal year ended December 31, 2014. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

<u>Form 10-K Filed for the Fiscal Year Ended December 31, 2014</u>

<u>Item 1A. Risk Factors</u>
<u>Business and Industry Risks</u>

<u>"We may not be able to maintain or grow our business if we cannot acquire MSRs or enter into additional servicing agreements on favorable terms," page 5</u>

2. Please disclose whether the company is subject to any restrictions in regard to the acquisition of MSRs.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

3. Please include a discussion of your financial condition and the changes in your financial condition for the periods presented. Please refer to Item 303 of Regulation S-K.

Overview, page 22

4. Please consider adding disclosure to the overview section regarding the significant operational changes that appear to be trends that may have a material impact on revenues and capital resources in future periods. See Items 303(a)(2)(ii) and (3)(ii) of Regulation S-K. Please advise the staff as to whether the following items will have material impact on future revenues and capital resources:
   • The new servicing acquisition structure involving sales of advances and servicing rights to the joint venture; and
   • The sales of excess cash flows from servicing.

Results of Operations
Consolidated Results, page 23

5. Please include a more robust discussion of the interest income and interest expense recognized and the reasons for the changes between the periods presented. Your discussion should address the average rates received on your interest earning assets and average rates paid on your interest bearing liabilities.

6. Please include a discussion of income tax expense and net income recognized in each of the periods presented.

Servicing Segment, page 24

7. Please disclose the additions due to originations and acquisitions separately and the MSRs which were sold in your rollforward on Table 5. The balance at the end of the period should distinguish between the amount of UPB serviced and subserviced for others.

8. You disclose fair value adjustments on MSRs of $(247) million in 2014 and $58 million in 2013. Please disclose and quantify the changes in each of the individual assumptions and the reasons for these changes in fair value. Please also disclose and quantify the fair value changes recorded for both credit sensitive and interest rate sensitive MSRs for the periods presented.

9. Please disclose the basis points earned or the range of basis points earned by type of loan serviced for all of the periods presented if the servicing basis points are different for the different types of loans serviced. Please also disclose the basis points recognized on loans serviced in which the excess servicing is sold. Please also tell us the reasons for entering into these excess servicing arrangements and indicate whether any of the parties in these transactions were related or independent third parties.

10. Please disclose the subservicing basis points percentage recognized on the unpaid principal balances serviced in the periods presented.

11. Please disclose the amount of your ancillary revenues for late fees, modification fees and incentive fees and the reasons for the changes in ancillary revenues during the periods presented.

12. You disclose under expenses and impairments that you incurred one-time cost associated with entering into the MSR financing liability. Please disclose the amount of the one-time costs and the nature of the costs incurred in entering into the MSR financing liability.

13. Please disclose the amount of impairments recorded in each of the periods presented.

14. Please disclose the nature and amount of the costs of servicing your various types of MSRs, where these costs have been classified in your statement of operations and the reasons for the increases or decreases in the costs of servicing your various MSRs between periods.

Originations – Operations, page 27

15. You disclose fair value mark-to-market on loans held for sale adjustments of $(506) million in 2014 and $(205) million in 2013. Please disclose the reasons for the fair value adjustments and the significant increase in the fair value mark-to-market adjustment on loans held for sale in 2014.

Mortgage Servicing Rights and Related Liabilities, page 32

16. Please disclose the composition of the types of loans serviced (i.e. agency or non-agency) by UPB and carrying amount for MSRs – Fair Value and MSRs – LOCOM as you disclosed for Subservicing in Table 22. In addition, please disclose the weighted average coupon rate for each of the different types of loans serviced for each period presented.

MSRs – Fair Value, Rollforward, page 33

17. Please disclose the amount of the credit sensitive and the interest rate sensitive MSRs by loan service type for each of the periods presented for MSRs accounted for at fair value.

18. You disclose changes in fair value due to changes in valuation inputs or assumptions used in the valuation model of $88 million in 2014 and $377 million in 2013. Please disclose and quantify the reasons for the changes in fair value due to changes in valuation inputs or assumptions used in the valuation model for your credit sensitive and interest sensitive MSRs separately for each of the periods presented.

19. Please disclose the ratio of the fair value of your credit sensitive and interest sensitive MSRs to the related UPB for the periods presented.

Capital and Liquidity, page 36

20. You disclose under Risk Factors on pages 6 and 16 that delays in your ability to collect advances and residential mortgage foreclosure proceedings could affect liquidity. Based on these risks and since advances represent over $2.5 billion and 23% of your total assets, please disclose the aging of your advances and discuss trends in the aging of your advances.

21. You disclose under Risk Factors on page 6 that due to activities related to the sales of mortgage servicing rights, servicer advances and other transactions with New Residential and certain third-party investors may require you to fund advance requests which could adversely affect your business, financial condition and results of operations if you are unable to do so. Please disclose if you have received any requests from New Residential or its co-investors to fund any advances and the amount of any advances. Please also disclose your potential sources of financing to fund these advances.

Critical Accounting Policies
Fair Value Measurements, page 40

22. You disclose that a majority of the MSRs are reviewed by outside valuation experts on a quarterly basis. Please tell us how often each different type of MSR is reviewed by an outside valuation expert and how the company utilizes these valuation reports in determining the fair value of the different types of MSRs. In addition, if there are differences in the fair value determined by the valuation expert and the internal financial models, explain to us the nature of and reasons for the differences in value and how these differences are resolved.

Item 8. Financial Statements and Supplementary Data

Statement of Cash Flows, page 52

23. You disclose significant transfers to and from restricted cash under financing activities in each of the periods presented. Please tell us the nature of these transfers and the business reasons for these transfers for each period.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Polices

Mortgage Servicing Rights (MSRs), page 56

24. Please disclose the specific types of ancillary revenues considered in determining the fair value of the MSRs for each period. Please also tell us the nature of and type of market participant data used in the determination of the fair value of the MSRs.

Note 3. Mortgage Servicing Rights and Related Liabilities, page 61

25. Please tell us how you determine whether the loans underlying the MSRs are credit sensitive or are interest rate sensitive in nature. Please address when this determination is made and whether there are any changes to this determination over the expected lifetime of the underlying mortgage.

26. Please disclose the credit risk assumptions for the MSRs identified as being credit sensitive. Please also tell us the actual credit risks metrics for your credit sensitive and interest rate sensitive MSRs for all of the periods presented and address the reasons for the changes in credit risk.

Note 13. Income Taxes, page 77

27. You recorded a partial deferred tax asset valuation reversal in 2014. Please provide us with sufficient information that addresses the taxable income sources in ASC 740-10-30-18 and that explains how management determined that the future realization of each item enabled you to conclude there was sufficient taxable income to support the reversal of the allowance. Your response should also address the impact of the change in control limitations in the federal tax code.

Note 22. Disclosures Related to Transactions with Affiliates of Fortress Investment Group LLC, page 101

28. You entered into significant related party transactions with New Residential for the sale of servicer advances and the related mortgage servicing rights. Please disclose the details of these transactions, including a reconciliation of the assets sold to the cash received and tell us how you determined the fair value of these transactions.

Note 23. Quarterly Financial Data (Unaudited), page 103

29. Please tell us the reasons for the significant increases in service related revenues recognized in the second and the third quarters of fiscal 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Duane McLaughlin
        Cleary Gottlieb Steen & Hamilton LLP